EXHIBIT 99.1

B2Gold Announces Goose Project Update; Project Construction and Development on Track for First Gold Production in Q2 2025; Total Construction and Mine Development Cash Expenditure Estimate Before First Gold Production Revised to Reflect Current Timeline

VANCOUVER, British Columbia, Sept. 12, 2024 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) announces an update for the Goose Project in Nunavut, Canada. All dollar figures are in United States dollars unless otherwise indicated.

Goose Project Update

  All planned construction year to date in 2024 has been completed and project construction and development continues to progress on track for first gold pour at the Goose Project in the second quarter of 2025 followed by a ramp up to commercial production in the third quarter of 2025: B2Gold anticipates that once in commercial production the Goose mine will produce approximately 310,000 ounces of gold per year over the first full five years. Sealift offloading performance has increased this summer due to a newly constructed barge ramp, with seven supply vessels received at the Marine Laydown Area (“MLA”), ahead of schedule, as of early September 2024. Three ships have already completed offloading of supplies and departed Bathurst Inlet ahead of schedule. All vessels are expected to have completed the offload of supplies to the MLA by October 2024.

  Total Goose Project construction, mine development, and sustaining capital cash expenditures (“Construction and Mine Development Cost”) before first gold production estimate is now C$1,540 million, a C$290 million (or 23%) increase from the previous estimate: Approximately 52% (or C$150 million) of the increase in the estimated total Goose Project Construction and Mine Development Cost before first gold production can be attributed to the one quarter delay in first gold production previously disclosed, combined with the acceleration of capital items that were previously anticipated to occur after first gold production. The acceleration of certain capital items is expected to make the Goose Project a more reliable and de-risked operation upon mill startup. The accelerated capital items include accelerated purchases of mining equipment versus the previous estimate to ensure continued growth in mining rates through 2025, the building of an accommodation complex at the MLA which will reduce ongoing annual costs associated with running the Winter Ice Road (“WIR”), the construction of critical infrastructure at the Goose site, inclusive of warehousing, maintenance, mine dry facility, camp facility expansion, and the design acceleration of a reverse osmosis plant to optimize water management and lower ongoing operating costs. Approximately 24% (or C$70 million) of the increase in the Construction and Mine Development Cost can be attributed to the increased cost of the logistics of shipping materials to the Goose Project site.

  The construction cash expenditures estimate is now C$1,190 million (of the Total Goose Project Construction and Mine Development Cost of C$1,540 million): Upon completion of the 2024 WIR, the Company undertook a cost to completion review following a detailed assessment of all the materials transported to the Goose Project along the WIR from the MLA. The Company expects that construction cash expenditures will be C$1,190 million, a C$140 million increase from the previous estimate, the majority of which is due to additional costs associated with the logistics of shipping materials to the Goose Project via air transport and the acceleration of certain capital items which were required to fix design deficiencies and replace inadequate equipment that was inherited upon acquisition of the Goose Project.

  The mine development and sustaining capital cash expenditures estimate is now C$350 million (of the Total Goose Project Construction and Mine Development Cost of C$1,540 million): The majority of the C$150 million increase from the previous estimate is related to one additional quarter of expenditures being incurred before first gold production combined with an increase in direct open pit and underground mining costs. During the second quarter of 2025, the Company anticipates completing the mining of the Echo open pit and commencing stope production from Umwelt underground, and will accelerate sustaining capital expenditures previously assumed to occur after first gold production to ensure that stockpiles are robust to sustain a consistent mill feed.

  As of June 30, 2024, C$1,010 million has been spent on Construction and Mine Development Costs at the Goose Project, 66% of the estimated total to be incurred prior to first gold production: The Company estimates it will incur C$530 million of additional Construction and Mine Development Costs from July 1, 2024 through to first gold production in late second quarter of 2025. B2Gold continues to maintain a strong financial position with a working capital balance of $600 million as of June 30, 2024 plus access to the full amount of the Company’s undrawn $700 million revolving credit facility, and anticipated operating cash flow from existing operations.

  Additionally, the Company anticipates spending approximately C$330 million to build up working capital and stockpiles at site, which further de-risks the ramp up of the operation, and will reduce operating cash expenditures in future years: The Company determined that an increased buildup of diesel fuel, consumables, and spares for mining and processing was required to materially de-risk the execution of the production ramp-up phase due to the logistics and seasonality of shipping materials to the Goose Project site. The larger working capital balance will reduce annual cash operating expenses over the life of mine as fuel, consumables, and critical spares have been pre-purchased. As of June 30, 2024, C$110 million has been spent on working capital buildup, leaving an estimated C$220 million to be spent between July 1, 2024 and first gold production.

Goose Project Development

B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association (“KIA”) is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Inuit priorities, addresses concerns, and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot Communities.

As previously announced, an additional three months of mining was added to the schedule to ensure that the Umwelt open pit, underground development and crown pillar activities align and that there is significant tailings storage capacity in the Echo open pit. With the schedule change, the mill is expected to start wet commissioning in the second quarter of 2025 with ramp up to full production in the third quarter of 2025. The Company continues to estimate that gold production in calendar year 2025 will be between 120,000 ounces and 150,000 ounces. Importantly, the updated mining schedule does not impact the total number of gold ounces the Company expects to produce over the life of mine of the Goose Project. The updated production profile has resulted in the Company estimating that average annual gold production from 2026 to 2030 will be approximately 310,000 ounces per year.

B2Gold successfully completed the 2024 WIR campaign and has delivered all necessary materials from the MLA to complete the construction of the Goose Project. All planned construction that is necessary to produce gold by the end of the second quarter of 2025 has been completed and project development remains on schedule. The key construction items that were completed this summer include:

  the installation of Phase 2 of the Goose Project accommodation complex, which expanded camp capacity to more than 600 beds;
  the construction of three additional fuel storage tanks at the MLA to increase fuel storage capacity to more than 80 million liters of fuel, which began to receive fuel in the third quarter of 2024; as of early September 2024, a total of 35 million liters of fuel has been offloaded into the fuel storage tanks at the MLA;
  the construction of three additional fuel storage tanks at the Goose Project site to increase fuel storage capacity to more than 80 million liters of fuel;
  the purchase and shipment to the MLA of materials necessary to complete construction, with ten ships and one barge having transported dry cargo of more than 120,000m3 and more than 80 million liters of fuel;
  sealift offloading performance increased due to a newly constructed barge ramp, with seven supply vessels received at the MLA as of early September 2024; three ships have completed offloading of supplies and have departed Bathurst Inlet ahead of schedule; all vessels are expected to have completed the offload of supplies to the MLA by October 2024;
  the purchase of additional trucks for the 2025 WIR campaign, with a total of 105 trucks now available;
  the placement of more than 90% of the concrete;
  the placement of all E-houses on the mill pad with electricians now working on connecting power to various components;
  piping work focused on the fuel storage tanks and the final Heavy Mechanical Equipment workshop; and
  the development of access, placement of piping, and installation of a fresh water system.

Development of the open pit and underground remain the Company’s primary focus to ensure that adequate material is available for mill startup and that the Echo pit is available for tailings placement. Mining of the Echo pit is meeting production targets and is anticipated to be ready to receive tailings when the mill starts. The underground mine remains on schedule for commencement of production by the end of the second quarter of 2025.

Back River Gold District Exploration Initiatives

The Back River Gold District, located in Nunavut, Canada, comprises of mining leases and claims covering approximately 58,734 hectares. There are five mineral claims blocks on the 80 kilometer (“km”) belt, the most advanced of which is the Goose Project, which is the Company is currently constructing. The Goose Project consists of five known deposits with existing mineral resources, Umwelt, Llama, Goose, Echo and Nuvuyak, which occur along a strike length of 8 km. The Company believes that exploration upside exists on all known deposits that are open at depth, as well as several zones of interest that remain largely untested within the footprint of the favorable host stratigraphy.

A significant goal of the Back River Gold District exploration budget of $28 million in 2024 is enhancing and growing the significant resource base at the Goose Project and surrounding regional targets. A total of 25,000 meters of drilling is ongoing, targeting extensions of the Llama and Umwelt deposits, the largest and highest-grade resources at the Goose Project. In addition to drilling, deep-imaging geophysical methods are ongoing in order to improve the Company’s ability to target new underground resources in areas such as Nuvuyak, Goose Neck and Kogoyak. Regional exploration including geophysics and mapping is being undertaken on the George, Boot, Boulder and Del projects.

Goose Project Update - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Friday, September 13, 2024, at 8:00 am PT / 11:00 am ET.

Participants may register for the conference call here: registration link. Upon registering, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call. Participants may also dial in using the numbers below:

  Toll-free in U.S. and Canada: +1 (844) 763-8274
  All other callers: +1 (647) 484-8814

The conference call will be available for playback for two weeks by dialing toll-free in the U.S. and Canada: +1 (855) 669-9658, replay access code 1237377. All other callers: +1 (412) 317-0088, replay access code 1237377.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland. B2Gold forecasts total consolidated gold production of between 800,000 and 870,000 ounces in 2024.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

Source: B2Gold Corp.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 14, 2024 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2024; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2024; total consolidated gold production of between 800,000 and 870,000 ounces (including 20,000 attributable ounces from Calibre) in 2024, with cash operating costs of between $835 and $895 per ounce and AISC of between $1,420 and $1,480 per ounce; B2Gold's continued prioritization of developing the Goose Project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Project capital cost being approximately C$1,190 million and the net cost of open pit and underground development, deferred stripping, and sustaining capital expenditures to be incurred prior to first gold production being approximately C$350 million and the cost for reagents and other working capital items being C$330 million; the Goose Project producing in excess of 310,000 ounces of gold per year from 2026 to 2030; and the potential for first gold production in the second quarter of 2025 from the Goose Project. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com